--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                                AMENDMENT NO. 7

                            ------------------------

                           MORTON INTERNATIONAL, INC.
                           (NAME OF SUBJECT COMPANY)

                            MORTON ACQUISITION CORP.
                          A WHOLLY OWNED SUBSIDIARY OF

                             ROHM AND HAAS COMPANY
                                   (BIDDERS)

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE

                         (TITLE OF CLASS OF SECURITIES)

                                  ------------
                                   619335102
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------

                                ROBERT P. VOGEL

                             ROHM AND HAAS COMPANY
                           100 INDEPENDENCE MALL WEST
                        PHILADELPHIA, PENNSYLVANIA 19106
                                 (215) 592-3000
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                With a Copy to:
                               WILLIAM E. CURBOW
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                               NEW YORK, NY 10017
                                 (212) 455-2000

                            ------------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                  TENDER OFFER


     This Amendment No. 7 amends and supplements the Tender Offer Statement on
Schedule 14D-1 filed on February 5, 1999 (as amended, the "Schedule 14D-1") relating to the offer by Morton Acquisition Corp. (formerly known as Gershwin Acquisition Corp.), an Indiana corporation ("Purchaser") and a wholly owned subsidiary of Rohm and Haas Company, a Delaware corporation ("Parent"), to purchase up to 80,916,766 shares (representing 67% of the issued and outstanding shares as of January 29, 1999) of common stock, par value $1.00 per share (the "Shares"), of Morton International, Inc., an Indiana corporation (the "Company"), and the associated preferred share purchase rights ("Rights") at a purchase price of $37.125 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase of Purchaser and Parent dated February 5, 1999 (the "Offer to Purchase"), as amended as set forth herein, and in the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer"). The Rights will expire immediately prior to the consummation of the Offer. Unless the context otherwise requires references herein to "Shares" shall be deemed to include the associated Rights.


     All capitalized terms used herein and not defined herein shall have the meanings set forth in the Offer to Purchase.


ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY



     Item 3 of the Schedule 14D-1 is hereby amended and supplemented as follows:



     On April 1, 1999, Parent issued a press release announcing that: (i) the European Commission had extended its review period of the transaction until April 19, 1999, after Parent agreed to withdraw from a small electronic materials joint venture in Italy and (ii) Parent and the Company agreed that the Final Expiration Date under the Merger Agreement will be April 23, 1999 unless the parties agree otherwise in writing, and (iii) Parent has extended the period during which the Offer will remain open to 12:00 midnight, New York City time, on Thursday, April 16, 1999, unless the Offer is further extended. The full text of the press release is set forth in exhibit (a)(14) and is incorporated herein by reference. Parent has also agreed that Purchaser will not waive the EU Approval condition to the Offer without the written consent of the Company.



ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDERS


     Item 5 of the Schedule 14D-1 is hereby amended and supplemented as follows:


     The information in this Amendment No. 7 under Item 3 incorporated herein by reference.



ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES



     Item 7 of the Schedule 14D-1 is hereby amended and supplemented as follows:



     The information in this Amendment No. 7 under item 3 is incorporated herein by reference.



ITEM 10.  ADDITIONAL INFORMATION



     Item 10 of the Schedule 14D-1 is hereby amended and supplemented as follows:



     The information in this Amendment No. 7 under item 3 is incorporated herein by reference.


ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     Item 11 of the Schedule 14D-1 is hereby amended and supplemented as follows:


     (a)(14) Press Release dated April 1, 1999.

                                   SIGNATURE

     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                                          MORTON ACQUISITION CORP.

                                          BY:      /s/ ROBERT P. VOGEL

                                            ------------------------------------
                                            NAME: Robert P. Vogel
                                            TITLE: Vice President

                                          ROHM AND HAAS COMPANY

                                          BY:      /s/ ROBERT P. VOGEL

                                            ------------------------------------
                                            NAME: Robert P. Vogel
                                            TITLE: Vice President and General
                                                   Counsel


Dated: April 1, 1999

                               INDEX TO EXHIBITS


EXHIBIT                                                                   PAGE
-------                                                                   ----
(a)(14)   Press Release dated April 1, 1999.